SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2019

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

Annual Report of OPC Energy Ltd. for the Year Ended December 31, 2018 and Declaration of Dividend

On March 28, 2019, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its annual report (in Hebrew) for the year ended December 31, 2018 (“OPC’s Annual Report”). English convenience translations of (i) Chapter 2: Board of Directors Report for 2018 and (ii) Chapter 3: Consolidated Financial Statements as at December 31, 2018 of OPC’s Annual Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

OPC also declared a dividend of NIS 36 million (approximately $10 million).

Forward Looking Statements
These statements include statements with respect to Tzomet Energy, including OPC’s payment of the remaining consideration for the acquisition of Tzomet and OPC’s expectations and strategy regarding the Tzomet project, including statements about the Business Concentration Outline intended to allow the Business Concentration Committee to revise its opinion regarding provision of a conditional license for generation of electricity to Tzomet, OPC’s expectations with respect to the Tamar gas dispute, OPC’s business strategy, including OPC’s  plans with respect to development projects, its  strategy to obtain regulatory clearances and approvals for its projects, and the technologies intended to be used thereto, the Electricity Authority ("EA") tariffs and their expected effects on OPC, OPC's adoption of certain accounting standards and the expected effects of those standards on OPC’s results, statements relating to disputes and/or regulatory proceedings, prospective claims and expected impact and outcomes and statements with respect to stock option plans. These statements are based on OPC management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risks of OPC’s failure to obtain regulatory approvals for its projects, OPC’s failure to develop or complete its projects as planned or at all, that the conditions are not met for the Business Concentration Outline  to allow for the  provision of a conditional license for generation of electricity to Tzomet, or that such license is not obtained for any other reasons and the risks that other approvals required for the Tzomet project are not obtained, that OPC’s current and future disputes and regulatory and administrative proceedings do not proceed as expected, that the new accounting standards have a material effect on OPC's results, changes to the EA tariffs and their effect on OPC's results, OPC’s failure to successfully conduct litigation and/or regulatory proceedings and prospective claims, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

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Exhibits

99.1	OPC Energy Ltd. – Periodical Report for 2018—Chapter 2: Board of Directors Report for 2018, as published on March 28, 2019 with the Israeli Securities Authority and Tel Aviv Stock Exchange*
99.2
OPC Energy Ltd. – Periodical Report for 2018—Chapter 3: Consolidated Financial Statements as at December 31, 2018, as published on March 28, 2019 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: March 28, 2019	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer

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